EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Kimberly-Clark Corporation on Form S-8 of our report dated February 11, 2004, appearing in the Annual Report on Form 10-K of Kimberly-Clark Corporation for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

Dallas, Texas
May 10, 2004